SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______________
GEOKINETICS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase common stock, par value $0.01 per share
(Title of Class of Securities)
372910
(CUSIP Number of Class of Securities)

Diane Anderson
Geokinetics Inc.
1500 CityWest Blvd., Suite 800
Houston, Texas 77042
(713) 850-7600
(713) 850-7330 (facsimile)
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:
George G. Young III
John W. Menke
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, TX 77010-2007
(713) 547-2081
(713) 236-5699 (facsimile)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,674,508	$149.24

*  Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 251,600 shares of the issuer’s common stock and have an aggregate value of $2,674,508 as of June 25, 2009, calculated based on a Black-Scholes option pricing model

**  The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

ITEM 1. SUMMARY TERM SHEET

ITEM 2. SUBJECT COMPANY INFORMATION

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

ITEM 4. TERMS OF THE TRANSACTION

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

ITEM 10. FINANCIAL STATEMENTS

ITEM 11. ADDITIONAL INFORMATION

ITEM 12. EXHIBITS

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

SIGNATURE

EXHIBIT INDEX

EX-(a)(1)(A)
EX-(a)(1)(B)
EX- (a)(1)(C)
EX- (a)(1)(D)
EX- (a)(1)(E)
EX- (a)(1)(F)
EX- (a)(1)(G)
EX- (a)(1)(H)
EX- (a)(1)(I)
EX- (a)(1)(J)
EX- (a)(1)(K)
EX- (d)(1)

ITEM 1.                      SUMMARY TERM SHEET.

The information set forth below is incorporated herein by reference:

The information under the heading “Summary Term Sheet” in the Offer to Exchange – Eligible Incentive Stock Options for Replacement Stock Options, dated June 26, 2009 (the “Offer to Exchange”), attached hereto as Exhibit(a)(1)(A).

ITEM 2.                      SUBJECT COMPANY INFORMATION.

(a)           Name and Address.

Geokinetics Inc., a Delaware corporation (the “Company” or “Geokinetics”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 1500 CityWest Blvd., Suite 800, Houston, TX 77042, (713) 850-7600.

(b)           Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain Geokinetics employees, including executive officers, (“Eligible Employees”) subject to specified conditions, to exchange (“Option Exchange”) some or all of their outstanding incentive stock options to purchase shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) awarded in December 2007 with an exercise price of $28.00, which are unvested as of the date of this report (“Eligible ISOs”).  These awards were granted under the Company’s 2007 Stock Award Plan and employees surrendering Eligible ISOs will receive in exchange new stock options (the “Replacement Options”) to be granted under the 2007 Stock Award Plan and would be subject to the terms of that plan.

The Option Exchange will be open to all employees, including executive officers, who hold Eligible ISOs,  Although we intend to include all employees located outside the United States, the Company may exclude such employees if, for any reason, the Compensation Committee believes that their participation would be illegal, inadvisable or impractical.  To be eligible, the employee must be employed on the date the Offer to Exchange commences and must remain employed through the date the Replacement Options are granted.  The Option Exchange will not be open to the non-executive members of the Board.  The executive member of the Board, Richard F. Miles, the Company’s President and CEO, is eligible to participate in the Option Exchange.

The actual number of shares of common stock subject to the Option Exchange will depend on the number of shares of common stock underlying the Eligible ISOs surrendered by Eligible Employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(D).

The information set forth in the Offer to Exchange under the following headings is incorporated herein by reference:

•	Summary Term Sheet,
•	Risk Factors, and
•	The Exchange Offer:
o	Section 1, Eligible ISOs; Eligible Employees; Expiration Date;
o	Section 5, Acceptance of Eligible ISOs; Replacement Stock Options;
o	Section 7, Price Range of Our Common Stock; and
o	Section 8, Source and Amount of Consideration; Terms of Replacement Stock Options

 (c)           Trading Market and Price.

The information set forth in the Offer to Exchange under the following heading is incorporated herein by reference:

·           The Exchange Offer: Section 7, Price Range of Our Common Stock

ITEM 3.                      IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under Item 2(a) above and in the Offer to Exchange under Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The Company is both the filing person and the issuer.

ITEM 4.                      TERMS OF THE TRANSACTION.

(a)           Material Terms.

The information set forth in the Offer to Exchange under the following headings is incorporated herein by reference:

•	The Exchange Offer:
o	Section 1, Eligible ISOs; Eligible Employees; Expiration Date;
o	Section 3, Procedures for Surrendering Eligible ISOs;
o	Section 4, Withdrawal Rights;
o	Section 5, Acceptance of Eligible ISOs; Replacement Stock Options;
o	Section 6, Conditions of the Exchange Offer;
o	Section 8, Source and Amount of Consideration; Terms of Replacement Stock Options;
o	Section 9, Information Concerning Us; Financial Information;
o	Section 11, Status of Eligible ISOs Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer;
o	Section 12, Legal Matters; Regulatory Approvals;
o	Section 13, Material U.S. Federal Income Tax Consequences; and
o	Section 14, Extension of the Exchange Offer; Termination; Amendment, and Schedules A-O.

(b)           Purchases.

The non-executive members of the Company’s board of directors (“Board”) are not eligible to participate in the offer.  The executive member of the Board, Richard F. Miles, the Company’s President and CEO, is eligible to participate in the offer.  The information set forth in the Offer to Exchange under the following headings is incorporated herein by reference:

•	The Exchange Offer:
o	Section 1, Eligible ISOs; Eligible Employees; Expiration Date;
o	Section 3, Procedures for Surrendering Eligible ISOs; and
o	Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities.

ITEM 5.                      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under the following heading is incorporated herein by reference:

•	The Exchange Offer:
o	Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities.

Also refer to the 2007 Stock Award Plan attached hereto as Exhibit (d)(1).

ITEM 6.                      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

 (a)           Purposes.  The information set forth in the Offer to Exchange under the following heading is incorporated herein by reference:

•	The Exchange Offer:
o	Section 2, Purpose of the Exchange Offer

 (b)           Use of Securities Acquired.  The information set forth in the Offer to Exchange under the following headings is incorporated herein by reference:

•	The Exchange Offer:
o	Section 5, Acceptance of Eligible ISOs; Replacement Stock Options; and
o	Section 11, Status of Eligible ISOs Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer.

(c)           Plans.  Not applicable.

ITEM 7.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           Source of Funds.   The information set forth in the Offer to Exchange under the following headings is incorporated herein by reference:

•	The Exchange Offer:
o	Section 8, Source and Amount of Consideration; Terms of Replacement Stock Options; and
o	Section 15, Fees and Expenses.

(b)           Conditions.  The information set forth in the Offer to Exchange under the following heading is incorporated herein by reference:

•	The Exchange Offer:
o	Section 6, Conditions of the Exchange Offer.

(c)            Borrowed Funds.  Not applicable.

ITEM 8.                      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)           Securities Ownership.  The information set forth in the Offer to Exchange under the following heading is incorporated herein by reference:

•	The Exchange Offer:
o	Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities.

(b)           Securities Transactions.  The information set forth in the Offer to Exchange under the following headings is incorporated herein by reference:

•	The Exchange Offer:
o	Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities.

ITEM 9.                      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10.       FINANCIAL STATEMENTS.

(a)           Financial Information.

The information set forth below is incorporated herein by reference:

•	Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008;
•	Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009; and
•	The financial information contained in the Offer to Exchange under The Exchange Offer:
o	Section 9, Information Concerning Us; Financial Information; and
o	Section 16, Additional Information.

(b)           Pro Forma Information.  Not applicable.

ITEM 11.       ADDITIONAL INFORMATION.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth below in the Offer to Exchange is incorporated herein by reference:

•	Risk Factors
•	The Exchange Offer:
o	Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities.

(2)	The information set forth in the Offer to Exchange under the following headings is incorporated herein by reference:

•	The Exchange Offer:
o	Section 12, Legal Matters; Regulatory Approvals.

(3)           Not applicable.

(4)           Not applicable.

(5)           Not applicable.

(b)           Other Material Information.

Not applicable.

ITEM 12.                      EXHIBITS.

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange – Eligible Incentive Stock Options for Replacement Incentive Stock Options, dated June 26, 2009

(a)(1)(B)	Form of Cover Letter from Richard F. Miles to Eligible Employees, dated June 26, 2009, Regarding Offer to Exchange and Commencement of Stock Option Exchange Program

(a)(1)(C)	Form of Commonly Asked Questions

(a)(1)(D)	Form of Election Form

(a)(1)(E)	Form of Election Form Rejection Letter

(a)(1)(F)	Form of Notice of Withdrawal

(a)(1)(G)	Form of Notice of Withdrawal Rejection Letter

(a)(1)(H)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(I)
Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (filed with the Securities and Exchange Commission on March 16, 2009 (SEC File No. 001-33460) and incorporated herein by reference)

(a)(1)(J)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed with the Securities and Exchange Commission on May 8, 2009 (SEC File No. 001-33460) and incorporated herein by reference)

(a)(1)(K)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on May 28, 2009 (SEC File No. 001-33460) and incorporated herein by reference)

(b)	Not applicable

(c)	Not applicable

(d)(1)
2007 Stock Award Plan (filed with the Securities and Exchange Commission on April 24, 2009 as Exhibit A to the Company’s definitive Proxy Statement (SEC File No. 001-33460) and incorporated herein by reference)

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

ITEM 13.                      INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEOKINETICS INC.

Date: June 26, 2009	By:	/s/ Scott A. McCurdy
Scott A. McCurdy, Vice President and Chief Financial Officer